Exhibit 23.1

Consent of Independent Registered Public Accounting Firm.

We consent to the reference to our firm under the caption Experts’ in the Amendment No. 1 to the Registration Statement (Form S-3 No. 333-157269) and related Prospectus of Occulogix, Inc., for the registration of up to $30,000,000 in aggregate principal amount of Occulogix, Inc.’s common stock, preferred stock, debt securities, depositary shares, warrants and/or units and to the incorporation by reference therein of our report dated March 25, 2009, with respect to the consolidated financial statements as of and for the year ended December 31, 2008 of Occulogix, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, and the financial statement schedule of Occulogix, Inc., included therein, filed with the Securities and Exchange Commission.

June 16, 2009
San Diego, California
/s/ Ernst & Young LLP